EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$9,082
Fixed charges:
Interest expense	1,949
One-third of rents, net of income from subleases (a)	133
Total fixed charges	2,082
Add: Equity in undistributed loss of affiliates	68
Income before income tax expense and fixed charges, excluding capitalized interest	$11,232
Fixed charges, as above	$2,082
Ratio of earnings to fixed charges	5.39
Including interest on deposits
Fixed charges, as above	$2,082
Add: Interest on deposits	545
Total fixed charges and interest on deposits	$2,627
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,232
Add: Interest on deposits	545
Total income before income tax expense, fixed charges and interest on deposits	$11,777
Ratio of earnings to fixed charges	4.48

(a)	The proportion deemed representative of the interest factor.